SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31342; File No. 812-14159]

Advanced Series Trust, et al.; Notice of Application

November 20, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements with Non-Affiliated Sub-Advisors (as defined below)

and Wholly-Owned Sub-Advisors (as defined below) without shareholder approval and would

grant relief from certain disclosure requirements. The requested order would supersede a prior

order that granted exemptive relief from section 15(a) of the Act and rule 18f-2 under the Act

solely with respect to Non-Affiliated Sub-Advisors ("Prior Order").[1]

Applicants: Advanced Series Trust; Prudential's Gibraltar Fund, Inc.; The Prudential Series Fund

(collectively, the "Insurance Funds"); Prudential Global Total Return Fund, Inc.; Prudential

Investment Portfolios 2; Prudential Investment Portfolios 3; Prudential Investment Portfolios 4;

Prudential Investment Portfolios 5; Prudential Investment Portfolios 6; Prudential Investment

Portfolios 7; Prudential Investment Portfolios 8; Prudential Investment Portfolios 9; Prudential

Investment Portfolios 12; Prudential Investment Portfolios 16; Prudential Investment Portfolios 18;

Prudential Investment Portfolios, Inc.; Prudential Investment Portfolios, Inc. 10; Prudential

Investment Portfolios, Inc. 14; Prudential Investment Portfolios, Inc. 15; Prudential Investment

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[1] The Target Portfolio Trust and Prudential Mutual Fund Management, Inc., Investment Company Act Release Nos.
22139 (Aug. 13, 1996) (notice) and 22215 (Sep. 11, 1996) (order).

Portfolios, Inc. 17; Prudential Jennison Blend Fund, Inc.; Prudential Jennison Mid-Cap Growth Fund, Inc.; Prudential Jennison Natural Resources Fund, Inc.; Prudential Jennison Small Company Fund, Inc.; Prudential Money Mart Assets, Inc.; Prudential National Muni Fund, Inc.; Prudential Sector Funds, Inc.; Prudential Short-Term Corporate Bond Fund, Inc.; Prudential World Fund, Inc.; The Prudential Variable Contract Account-2; The Prudential Variable Contract Account-10; The Prudential Variable Contract Account-11; The Target Portfolio Trust (collectively, the "Retail Funds" and together with the Insurance Funds, the "Prudential Investment Companies"); Prudential Investments LLC ("PI"); and AST Investment Services, Inc. ("ASTIS").

Filing Dates: The application was filed on May 24, 2013, and amended on October 4, 2013, February 21, 2014, October 3, 2014 and November 18, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 15, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Prudential Investments LLC, 100 Mulberry Street, Gateway Center Three, 14th Floor, Newark, New Jersey 07102.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. Each Prudential Investment Company is organized as a either a Massachusetts business trust, a Delaware trust, a Maryland corporation or a New Jersey insurance company separate account, and is registered with the Commission as an open-end management investment company under the Act. Each Prudential Investment Company (other than Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11) may offer shares of one or more series (each, a "Series" and collectively, the "Series") with its own distinct investment objectives, policies and restrictions.[2] PI is a New York limited liability company and ASTIS is a Connecticut corporation, and each is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). PI and ASTIS are indirect wholly-owned subsidiaries of Prudential Financial, Inc., a financial services organization.

[2] The term "Series" includes the Prudential Investment Companies that do not offer multiple series. A Prudential Investment Company or Subadvised Series (as defined below) may in the future be organized as a master fund (each, a "Master Fund") in a master-feeder structure pursuant to section 12(d)(1)(E) of the Act. Certain Series, including any other investment company or series thereof that is advised by an Advisor (as defined below), may invest substantially all of their assets in a Master Fund pursuant to section 12(d)(1)(E) of the Act (each a "Feeder Fund"). No Feeder Fund will engage any investment adviser or sub-advisors other than through approving the engagement of the applicable Master Fund's investment adviser and any sub-advisors.

2.   Applicants request an order to permit the Advisor,[3] subject to the approval of the

board of directors or trustees of the applicable Series (each a "Board"),[4] including a majority of the

directors or trustees who are not "interested persons" of the Series or the Advisor as defined in

section 2(a)(19) of the Act (the "Independent Board Members"), to, without obtaining shareholder

approval: (i) select Sub-Advisors[5] to manage all or a portion of the assets of a Series and enter into

Sub-Advisory Agreements (as defined below) with the Sub-Advisors; and (ii) materially amend

Sub-Advisory Agreements with the Sub-Advisors.[6] Applicants request that the relief apply to the

named applicants, as well as to any future Series and any other existing or future registered open-

end management investment company or series thereof that is advised by the Advisor, uses the

multi-manager structure described in the application ("Multi-Manager Structure"), and complies

with the terms and conditions set forth in the application (each, a "Subadvised Series").[7] The

requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Advisor, who

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[3] The term "Advisor" means PI, ASTIS, or any entity controlling, controlled by or under common control with, PI, ASTIS, or successors to either of them. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. Each Advisor is, or will be, registered with the Commission as an investment adviser under the Advisers Act.

[4] The term "Board" includes the board of directors or trustees of any future Subadvised Series.

[5] A "Sub-Advisor" for a Series is (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Advisor for that Series, (b) a sister company of the Advisor for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (a) and (b), a "Wholly-Owned Sub-Advisor" and collectively, the "Wholly-Owned Sub-Advisors"), or (c) an investment sub-advisor for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series, any Feeder Fund invested in a Series that is a Master Fund, the applicable Prudential Investment Company, or the Advisor, except to the extent that an affiliation arises solely because the sub-advisor serves as a sub-advisor to a Series (each, a "Non-Affiliated Sub-Advisor").

[6] Shareholder approval will continue to be required for any other sub-advisor changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement (as defined below) with any sub-advisor other than a Non-Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor (all such changes referred to as "Ineligible Sub-Advisor Changes").

[7] All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Subadvised Series contains the name of a Sub-Advisor, the trademark or trade name that is owned by or publicly used to identify the Advisor that serves as the primary adviser to the Subadvised Series will precede the name of the Sub-Advisor.

is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series, of any

Feeder Fund, or of the Advisor, other than by reason of serving as a sub-advisor to one or more of

the Subadvised Series ("Affiliated Sub-Advisor").

3.　　PI serves as the investment adviser to each Prudential Investment Company

pursuant to an investment advisory agreement with the applicable Prudential Investment

Company, and ASTIS serves as co-investment adviser to certain Series of Advanced Series Trust

pursuant to an investment advisory agreement with PI and Advanced Series Trust (each, an

"Investment Management Agreement" and together the "Investment Management Agreements").

The Investment Management Agreement for each existing Series was approved by the applicable

Board, including a majority the Independent Board Members, and by the shareholders of that

Series in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder.

The terms of these Investment Management Agreements comply with section 15(a) of the Act.

Each other Investment Management Agreement will comply with section 15(a) of the Act and

will be similarly approved.

4.　　Under the terms of each Investment Management Agreement, the Advisor, subject

to the supervision of the Board, provides continuous investment management of the assets of

each Series. The Advisor periodically reviews a Series' investment policies and strategies and,

based on the need of a particular Series, may recommend changes to the investment policies and

strategies of the Series for consideration by the Board. For its services to each Series under the

applicable Investment Management Agreement, the Advisor receives an investment management

fee from the Series based on the average net assets of that Series.

5.　　Consistent with the terms of each Investment Management Agreement, the

Advisor may, subject to the approval of the applicable Board, including a majority of the

Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors. The Advisor continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Advisor's responsibilities include, for example, recommending the removal or replacement of Sub-Advisors and determining the portion of that Subadvised Series' assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time.

6. The Advisor has entered into sub-advisory agreements with various Sub-Advisors ("Sub-Advisory Agreements") on behalf of the Subadvised Series. The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of other Series. Each current Sub-Advisor is, and any future Sub-Advisor will be, an "investment adviser" as defined in section 2(a)(20)(B) of the Act and registered as an investment adviser under the Advisers Act or not subject to such registration. The Sub-Advisory Agreements were approved by the applicable Board, including a majority of the Independent Board Members, and to the extent that the Prior Order did not apply, the shareholders of the applicable Subadvised Series in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of section 15(a) of the Act. The Sub-Advisors, subject to the supervision of the Advisor and oversight of the applicable Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series' portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the relevant Investment Management Agreement.

7.   Each Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders[8] either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[9] and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants state that, in the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants also state that the applicable Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8.   Applicants also request an order exempting the Subadvised Series from certain disclosure obligations that may require each Subadvised Series to disclose fees paid by the Advisor to each Sub-Advisor. Applicants seek relief to permit each Subadvised Series to

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[8] If the Subadvised Series is a Master Fund, for purposes of the Modified Notice and Access Procedures, "shareholders" include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[9] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor (except as modified to permit Aggregate Fee Disclosure (as defined below); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

disclose (as a dollar amount and a percentage of the Subadvised Series' net assets): (a)the

aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees

paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor

(collectively, the "Aggregate Fee Disclosure"). An exemption is requested to permit the

Subavised Series to include only the Aggregate Fee Disclosure. All other items required by

Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an

investment adviser to a registered investment company "except pursuant to a written contract,

which contract, whether with such registered company or with an investment adviser of such

registered company, has been approved by the vote of a majority of the outstanding voting

securities of such registered company." Rule 18f-2 under the Act provides that each series or class

of stock in a series investment company affected by a matter must approve that matter if the Act

requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement

of additional information the method of computing the "advisory fee payable" by the investment

company, including the total dollar amounts that the investment company "paid to the adviser

(aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not

affiliated persons of the adviser, under the investment advisory contract for the last three fiscal

years."

3.   Form N-3 is the registration statement used by separate accounts offering variable

annuity contracts. Item 21(a)(iii) of Form N-3 requires the separate account to disclose the method of computing the "advisory fee payable" by the separate account, including the total dollar amounts "paid to the adviser by the [r]egistrant or its [i]nsurance [c]ompany under the investment advisory contract for the last three fiscal years."

4   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

5.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

6.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below**.**

7.   Applicants assert that the shareholders expect the Advisor, subject to the review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to

achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements.

8.   Applicants assert that disclosure of the individual fees that the Advisor would pay to the Sub-Advisors of Subadvised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Series because it would improve the Advisor's ability to negotiate the fees paid to Sub-

Advisors. Applicants state that the Advisor may be able to negotiate rates that are below a Sub-Advisor's "posted" amounts if the Advisor is not required to disclose the Sub-Advisors' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.

9.   Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Subadvised Series in the manner described in the application must be approved by shareholders of a Subadvised Series before that Subadvised Series may rely on the requested relief. Applicants assert that conditions 6, 7, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[10]

1.   Before a Subadvised Series may rely on the order requested in the application, the operation of the Subadvised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the /Subadvised Series' outstanding voting securities as defined in the Act, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds

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[10] A Subadvised Series relying on the order granted hereunder will comply with conditions 8, 9, and 12 only if it relies on the relief that would allow it to provide Aggregate Fee Disclosure.

investing in such Master Fund or other voting arrangements that comply with section

12(d)(1)(E)(iii)(aa) of the Act (or, in the case on an insurance-related Subadvised Series,

pursuant to the voting instructions provided by contract owners with assets allocated to any

registered separate account for which the Subadvised Series serves as a funding medium), or, in

the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a

prospectus containing the disclosure contemplated by condition 2 below, by the sole initial

shareholder before offering the Subadvised Series' shares to the public.

     2.   The prospectus for each Subadvised Series, and in the case of a Master Fund

relying on the requested relief, the prospectus for each Feeder Fund investing in such Master

Fund, will disclose the existence, substance and effect of any order granted pursuant to the

application. Each Subadvised Series (and any such Feeder Fund) will hold itself out to the

public as employing the Multi-Manager Structure described in the application. Each prospectus

will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by

the applicable Board, to oversee the Sub-Advisors and recommend their hiring, termination, and

replacement.

     3.   The Advisor will provide general management services to a Subadvised Series,

including overall supervisory responsibility for the general management and investment of the

Subadvised Series' assets. Subject to review and approval of the applicable Board, the Advisor

will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and

recommend Sub-Advisors to manage all or a portion of a Subadvised Series' assets, and (c)

implement procedures reasonably designed to ensure that Sub-Advisors comply with a

Subadvised Series' investment objective, policies and restrictions. Subject to review by the

applicable Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised

Series' assets among Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.   A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of the shareholders of the applicable Subadvised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with section 12(d)(1)(E)(iii)(aa) of the Act.

5.   A Subadvised Series will inform shareholders, and if the Subadvised Series is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Advisor will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring of termination of any sub-advisor during the applicable quarter.

9.   Whenever a sub-advisor is hired or terminated, the Advisor will provide the applicable Board with information showing the expected impact on the profitability of the Advisor.

10.   Whenever a sub-advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11.   No Board member or officer of a Prudential Investment Company, a Subadvised Series, or a Feeder Fund that invests in a Subadvised Series that is a Master Fund, or director, manager or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor except for (a) ownership of interests in the Advisor or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with, a Sub-Advisor.

12.   Each Subadvised Series and any Feeder Fund that invests in a Subadvised Series that is a Master Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially

similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

14.   Any new Sub-Advisory Agreement or any amendment to a Subadvised Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series' shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary